December 2, 2019

Michael Tuchen
Chief Executive Officer
Talend S.A.
9, rue Pages
Suresnes, France

       Re: Talend S.A.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 28, 2019
           File No. 001-37825

Dear Mr. Tuchen:

       We have reviewed your November 13, 2019 response to our comment letter and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
November 4, 2019 letter.

Form 10-K for the fiscal year ended December 31, 2018

Note 2. Summary of significant accounting policies
(e) Revenue recognition
Allocation of the transaction price to the performance obligations in the contract, page 83

1. We note your response to prior comment 1. Please describe in detail the costs included in your determination of the costs to satisfy each of the performance obligations. Also, please explain how your model meets the allocation objective in ASC 606-10-32-28 considering that the updates are not significant.
Contract acquisition costs, page 84

2. We note your response to prior comment 2. Please tell us and disclose the period of time over which you amortize commission costs related to contract renewals. Michael Tuchen
Talend S.A.
December 2, 2019
Page 2

       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Christine Dietz,
Senior Staff Accountant, at (202) 551-3408 if you have any questions.



FirstName LastNameMichael Tuchen                         Sincerely,
Comapany NameTalend S.A.
                                                         Division of
Corporation Finance
December 2, 2019 Page 2                                  Office of Technology
FirstName LastName